PORTAGE BIOTECH INC.

(INCORPORATED UNDER THE LAWS OF THE BRITISH VIRGIN ISLANDS)

NUMBER		SHARES
CERT.9999		**9,000,000*********
		9,000,000******
		****9,000,000*********
		*****9,000,000*********
		******9,000,000*****

THIS CERTIFIES THAT

* SPECIMEN *

is the registered owner of

CUSIP: G7185A102

ISIN: VGG7185A1021

* NINE MILLION AND 00/100 *

FULLY PAID AND NON-ASSESSABLE COMMON SHARES IN THE CAPITAL OF

PORTAGE BIOTECH INC.

transferable only on the books of the Corporation by the registered holder in person or by duly authorized Attorney on surrender of this Certificate properly endorsed.

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers.



Declan Doogan
Chief Executive Officer



Kamlesh Shah
Chief Financial Officer & Secretary

DATED: **JANUARY 01, 2009**

COUNTERSIGNED AND REGISTERED by
Equity Financial Trust Company
Toronto, Ontario, Canada.
Transfer Agent and Registrar

By_____
AUTHORIZED OFFICER

The Shares represented by this Certificate are transferable at the offices of Equity Financial Trust Company, Toronto, Ontario, Canada

Printed by DATA BUSINESS FORMS

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

4778589











FOR VALUE RECEIVED, ____________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL INSURANCE NUMBER OR TAX IDENTIFICATION NUMBER OF TRANSFEREE

			-				-			

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

____

____Shares

of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said Stock on the Books of the within named Corporation, with full power of substitution in the premises.

Dated______________________

Signature:______________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A SCHEDULE 1 CANADIAN CHARTERED BANK OR AN ELIGIBLE GUARANTOR INSTITUTION WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM.

Guaranteed by:______________________

999999

TIR5405

ACCT9999

CERT 9999

RESTRICTIONS

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.